                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (Amendment No. 4)


                         INSIGNIA FINANCIAL GROUP, INC.
                       (F/K/A INSIGNIA/ESG HOLDINGS, INC.)
                       ----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                           45767A 10 5 (COMMON STOCK)
                       ----------------------------------
                                 (CUSIP Number)

                                ANDREW L. FARKAS
                         INSIGNIA FINANCIAL GROUP, INC.
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 17, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)- 1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D


-----------------------------------
CUSIP NO. 45767A 10 5
----------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS

          Andrew L. Farkas
   1      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (A)  [ ]
                                                                                                                            (B)  [X]
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not applicable
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                     1,452,079
            OWNED BY              -------- -----------------------------------------------------------------------------------------
              EACH                   8     SHARED VOTING POWER
           REPORTING
          PERSON WITH                      976,386
                                  -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           1,452,079
                                  -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           976,386
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,428,465
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                                 [ ]
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.0%
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------------
CUSIP NO. 45767A 10 5
------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS

          Metro Shelter Directives, Inc.
   1      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (A)  [ ]
                                                                                                                            (B)  [X]
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not applicable
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                     None
            OWNED BY              -------- -----------------------------------------------------------------------------------------
              EACH                   8     SHARED VOTING POWER
           REPORTING
          PERSON WITH                      976,141
                                  -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           None
                                  -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           976,141
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          976,141
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                                 [ ]
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- --------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------------
CUSIP NO. 45767A 10 5
------------------------------------

--------- --------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS

          F III, Inc.

   1      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          (Intentionally Omitted)
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (A)  [ ]
                                                                                                                            (B)  [X]
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not applicable
--------- --------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                     None
            OWNED BY              -------- -----------------------------------------------------------------------------------------
              EACH                   8     SHARED VOTING POWER
           REPORTING
          PERSON WITH                      245
                                  -------- -----------------------------------------------------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           None
                                  -------- -----------------------------------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           245
--------- --------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          245
--------- --------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                                 [ ]
--------- --------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          less than 1%
--------- --------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- --------------------------------------------------------------------------------------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


The undersigned hereby amend Items 4, 5, 6 and 7 of the Statement on Schedule 13D, as previously amended, filed on their behalf with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D, as amended.

ITEM 4.    PURPOSE OF TRANSACTION.

Item 4 is replaced in its entirety with the following paragraphs:

The Issuer, CBRE Holding, Inc., CB Richard Ellis Services, Inc. ("CB") and Apple Acquisition Corp., a wholly owned subsidiary of CB, have entered into an Agreement and Plan of Merger, dated as of February 17, 2003 (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions set forth therein, Apple Acquisition Corp. will be merged with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation in the Merger and becoming a wholly owned subsidiary of CB. The Merger Agreement provides that the Issuer's Certificate of Incorporation and the Bylaws of Apple Acquisition Corp. will be the Certificate of Incorporation and the Bylaws, respectively, of the surviving corporation. Under the Merger Agreement, at closing each share of Common Stock will be converted into the right to receive $11.00 in cash (the "Common Merger Consideration"). In addition, the Issuer has the right, but not the obligation, to sell certain real estate assets prior to the closing of the Merger. To the extent that the Issuer receives more than a specified amount of cash net proceeds (generally $45 million (net of expenses) plus any amounts contributed or transferred to the entities holding these assets between February 17, 2003 and the closing of the Merger) for these assets, these excess cash net proceeds will be paid to holders of Common Stock, options and warrants as additional Common Merger Consideration, up to an additional $1.00 per share of Common Stock. There can be no assurance that the Issuer will sell any of these assets or, if it does, that it will receive more than the specified amount of cash net proceeds through the asset sales. The Merger Agreement further provides that all of the Issuer's directors will resign immediately prior to the completion of the Merger. Following the Merger, the Issuer will cease to be a reporting company under the Securities Exchange Act of 1934, as amended, and its Common Stock will cease to be traded on the New York Stock Exchange. The Merger is subject to approval by the Issuer's shareholders, receipt of debt financing, the receipt of regulatory approvals and other customary closing conditions. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which was filed as an exhibit to the Issuer's Form 8-K filed on February 20, 2003 and is incorporated by reference herein.

In connection with the Merger Agreement, AF, CB and the Company entered into a Voting Agreement, dated February 17, 2003, pursuant to which AF has agreed to vote, or take all necessary actions to cause to be voted, all shares of Common Stock owned by him of record or beneficially as of the date of the Merger Agreement or thereafter acquired (i) in favor of approval of the Merger, the Merger Agreement, the other transactions contemplated thereby and any matter which could reasonably be expected to facilitate the Merger and such other transactions, and (ii) against any Acquisition Proposal (as defined in the Merger Agreement).

Under the terms of the Merger Agreement, all outstanding options and warrants to purchase Common Stock, whether vested or unvested, will be converted into the right to receive an amount equal to the excess, if any, of the Common Merger Consideration over the exercise price of such options and warrants. AF owns (i) options to purchase 500,000 shares of Common Stock at an exercise price of $8.00 per share, (ii) options to purchase 36,000 shares of Common Stock at an exercise price of $13.880 per share, (iii) options to purchase 14,000 shares of Common Stock at an exercise price of $12.625 per share, and (iv) warrants ("Warrants") to purchase 500,000 shares of Common Stock at an exercise price of $8.00 per share (the "Warrant Exercise Price"). In a letter, dated February 17, 2003 addressed to the Issuer and CB, AF agreed that at the closing of the Merger his Warrants will be cancelled and that he will be entitled to receive an amount in cash equal to the excess of the Common Merger Consideration over the Warrant Exercise Price.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended by replacing the existing information with the following:

         As of February 12, 2003, the Reporting Persons beneficially held interests in the Common Stock as follows:

                                        Beneficial Ownership            Voting Power            Dispositive Power
                                      -------------------------     --------------------      ---------------------
                                                       % of
Reporting Person                       Shares       Outstanding      Sole        Shared        Sole         Shared
----------------                       ------       -----------      ----        ------        ----         ------
Metro Shelter Directives, Inc.          976,141         4.2%             --       976,141          --       976,141
F III, Inc.                                 245          *               --           245          --           245
Andrew L. Farkas                      2,428,465        10.0%        945,452       976,386     945,452       976,386

----------
*Less than 1%

         MSD's beneficial ownership of Common Stock includes its direct ownership of 976,141 shares. MSD's shared voting and dispositive power results from its relationship with AF, its sole stockholder.

         F III's beneficial ownership of Common Stock includes its direct ownership of 245 shares. F III's shared voting and dispositive power results from its relationship with AF.

         AF's beneficial ownership of Common Stock includes (i) 412,079 shares directly owned by AF, (ii) 976,141 shares directly owned by MSD, (iii) 1,040,000 shares subject to options and warrants directly owned by AF which are currently exercisable or will become exercisable within the next 60 days, and (iv) 245 shares directly owned by F III. AF's shared voting and dispositive power results from his relationships as the sole stockholder of MSD and F III.

         The Reporting Persons did not effect any transactions in the Common Stock during the past 60 days.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information set forth under Item 4 herein is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        99.1   Joint Press release, dated February 18, 2003

        99.2   Voting Agreement, dated February 17, 2003

        99.3 Letter regarding cancellation of warrants, dated February 17, 2003 from Andrew L. Farkas to the Issuer and CB Richard Ellis Services, Inc.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.


Dated:  February 19, 2003




                                           /s/ Andrew L. Farkas
                                           -------------------------------
                                           Andrew L. Farkas, individually

                                           Metro Shelter Directives, Inc.


                                           By:  /s/ Andrew L. Farkas
                                                --------------------------
                                                Andrew L. Farkas
                                                President


                                           F III, Inc.


                                           By:  /s/ Andrew L. Farkas
                                                --------------------------
                                                Andrew L. Farkas
                                                President